InPhonic, Inc.
1010 Wisconsin Ave, NW
Suite 600
Washington, DC 20007
(202) 333-0001
(202) 333-8280 Fax

January 15, 2007

BY EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:  Larry Spirgel, Assistant Director

Re:	InPhonic, Inc.
Form 10-K for the fiscal year ended December 31, 2005
Filed March 16, 2006

Form 10-Q for the quarterly period ended June 30, 2006

File No. 0-51023

Dear Mr. Spirgel:

This letter is submitted in response to the letter dated November 30, 2006 from the staff of the Securities and Exchange Commission, herein referred to as the Comment Letter. Our discussion below is presented in order of the comments within the Comment Letter. We have reproduced those comments for ease of reference.

Form 10-K for the fiscal year ended December 31, 2005

Note 5 – Long-lived Assets, page F-24

1.	Please refer to prior comment 1. We continue to object to your conclusion that your supplier relationship should have an indefinite life. In this regard, it is unclear to us why you believe that subsequent modifications to the Original Agreement have not been material. Further, it appears to us that changes to the pricing of commissions earned for the activation of each Dish Network subscriber would materially change the overall economics of the Agreement. Please tell us in detail the amounts of the pricing changes that have occurred since December 2000, the date of the Original Agreement. Provide us with a response that explains why you believe such changes to the pricing structure are not material.

January 15, 2007

Mr. Larry Spirgel

RESPONSE TO COMMENT 1:

As we noted in our response dated October 4, 2006, the subsequent modifications to the Original Agreement of December 2000 served only to change the pricing of commissions earned for the activation of each Dish Network subscriber. As discussed in our response on November 20, 2006, we do not believe these pricing changes represent a material modification to the Original Agreement or to the underlying supplier relationship because such changes in pricing only represent an immaterial change in the amount of commissions and do not modify the way in which our operations with the supplier occur. In the history of our relationship with Dish Network, the parties have viewed annual pricing changes as occurring in the ordinary course of business. The parties view such pricing modifications as necessary to ensure the economics of the contract reflect frequent changes in consumer demand or other changes in the market for satellite television products and services. These changes do not represent material changes to the economics of the agreement. The parties do not consider such pricing changes to be a re-negotiation of the underlying contract, as evidenced by the fact that the modifications are made solely to the commission pricing structure and have not amended any legal, regulatory, or other contractual provisions that one could deem a material modification to the Original Agreement.

However, given further analysis, we believe that modifications in future negotiations may limit the useful life of the Original Agreement in accordance with paragraph 11 of SFAS 142. We have reviewed and re-evaluated the facts and circumstances underlying the initial valuation and the related purchase accounting and useful life. Based on our experience with this supplier, similar relationships within the industry, and expectations that the relationship is beneficial for both parties involved, we estimate that the useful life will approximate a ten year period from the date of the acquisition, April 26, 2005. As such, and in accordance with SFAS 154, we will account for the change in useful life as a correction of an error and amortize the $3.73 million over a ten year period commencing on April 26, 2005.

We believe the impact of the correction was not quantitatively material in relation to our assets, operating expenses and net loss attributable to common stockholders. The total value of the supplier relationship ($3.73 million) represented approximately 1.9% of total assets as of December 31, 2005. The impact of the amortization of any quarterly period after the correction represents less than 0.25% of total assets, and less than 5.00% of reported net loss. The cumulative impact as of and for the year ended December 31, 2005 represents less than 0.25% of total assets and less than 0.75% of reported net loss. The impact of correcting the error in the current year represents less than 0.25% of total assets and would not materially impact any reported period during 2006.

We also considered certain qualitative aspects in determining whether the correction was material. We believe that investors place significance in their analyses on certain non-GAAP measures such as EBITDA, which would not be impacted by the correction. We believe that although there is an impact on amortization expense, this non-cash measure is not a significant measure used by our investors. Further, the

January 15, 2007

Mr. Larry Spirgel

correction would have had no impact on our compliance with debt covenants under our former credit facility with Comerica Bank and does not affect our compliance with the covenants under our current credit facility with Goldman Sachs and Citigroup.

Based on these quantitative and qualitative considerations, we determined that in accordance with SAB 99 and SAB 108, the correction of the error is not material to any of the reporting periods disclosed. As a result, we will record the amortization to date in the current reporting period and on a prospective basis, amortize the remaining value over its remaining useful life.

If you have any questions regarding our response, please contact the undersigned at (202) 350-6123 or George Moratis, Senior Vice President – Financial Reporting and Analysis at (703) 636-4719.

Sincerely,

/s/ Lawrence S. Winkler
Lawrence S. Winkler
Chief Financial Officer

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